Exhibit 12.01

AllianceBernstein L.P.
Consolidated Ratio Of Earnings To Fixed Charges

	Years Ended December 31,
	2013	2012	2011
	(in thousands)

Fixed Charges:
Interest Expense	$2,962	$3,429	$2,545
Estimate of Interest Component In Rent Expense (1)	-	-	-
Total Fixed Charges	$2,962	$3,429	$2,545

Earnings:
Income (Loss) Before Income Taxes and Non-Controlling	$564,251	$202,365	$(208,469)
Interest in Earnings of Consolidated Entities
Other	16,337	24,675	(6,029)
Fixed Charges	2,962	3,429	2,545
Total Earnings	$583,550	$230,469	$(211,953)

Consolidated Ratio Of Earnings To Fixed Charges	197.01	67.21	N/A (2)

(1)	AllianceBernstein L.P. has not entered into financing leases during these periods.
(2)	The ratio of earnings to fixed charges was negative for the year ended December 31, 2011. Additional earnings of $214.5 million would be needed to have a one-to-one ratio of earnings to fixed charges.